BACKSTROM MCCARLEY BERRY & CO., LLC

Report Pursuant to Rule 17a-5(d)

Financial Statements

For The Year End December 31, 2020

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65679

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-S Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Backstrom Mccarley Berry & Co., LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 Sansome Street, Mez. A
(No. and Street)

San Francisco (City) California 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent E. Mccarley (415} 433-0270
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report•

LMHS, P.C. - Certified Public Accountants and Advisors
(Name - if /11divir/11al, stare last,.f/r.11, middle name)

80 Washington St., Building 5 (Address) Norwell (City) MA (State) 02061 (Zip Code)

CHECK ONE:

- ☒ ly''certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemptionji-om the requirement that the ann11a/ report be covered by the opinion of an independent public acco1111umt must be supported by a statement of facts a11d circ11mstances relied 011 as the basis for the exemption. See Section 240.J 7a-5(e)(2)*

OATH OR AFFIRMATION

I, Vincent E. Mccarley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Backstrom Mccarley Berry & Co., LLC, as of December 31, 20 **2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

C.. ,EC)

Title

____
Notary Public

This report** contains (check all applicable boxes):

0 (a) Facing Page.
0 (b) Statement of Financial Condition.
0 (c) Statement oflncome (Loss).
0 (d) Statement of Changes in Financial Condition.
0 (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
D (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
0 (g) Computation of Net Capital.
0 (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3,
0 (i) Information Relating to the Possession or Control Requirements Under Ruic I5c3-3.
0 G) A Reconciliation, including appropriate explanation of the Computation ofNet Capital Under Rule l 5c3-l and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule I5c3-3.
D (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
0 (I) An Oath or Affirmation.
0 (m) A copy of the SIPC Supplemental Report.
0 (n) A report describing any material inadequacies found to exist or found to have existed since the dateof the previous audit.

***For co1lditio1ls of co1lfide1ltial treatment o,f certain portions o,f this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on this 17th day of February, 2021 by Vincent E. McCarley proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public ______________________________

SHRUTI BHALLA
COMM # 2289547
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
My commission expires June 18, 2023

BACKSTROM MCCARLEY BERRY & CO., LLC
Financial Statements and Other Financial Information
Year ended December 31, 2020

Table of Contents

LMHS, P.C.
Crnifia/ Public Acro11t1tm 1t11111v l'ldui/o/i

Report of Independent Registered Public Accounting Firm

To the Members of
Backstrom Mcc arley Berry & Co. LLC
San Francisco, CA

Opinion 011 the Financial Statements

We have audited the accompanying statement of financial condition of Backstrom McCarley BeITy & Co. LLC, as of December 3 l, 2020, and the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the " financial statements "). In our opinion, the financial statements present fairly, in all material respects, the financial position of Backstrom McCarley Berry & Co. LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended December 31 , 2020, in conformity with accounting principles generally accepted in the United States of Ame1ica.

Basis for Opinion

These financial statements are the responsibility of the entity 's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Backstrom McCarley Berry & Co . LLC, in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Secutities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit IO obtain reasonable assurance about whether the financial statements are free of material misstatement, whether clue to error or fraud . Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether clue to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements . Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion .

S1lpp/e11e11tal Iufor11atio11

The supplemental information appearing on pages 13 through 18 has been subjected to audit procedures performed in conjunction with the audit of Backstrom McCarley Berry & Co. LLC's financial statements. The supplemental information is the responsibility of Backstrom McCarley Berry & Co. LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. ln forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form :mcl content, is presented in conformity with C.*F.R. §240.1 l a-5.* In our opinion , the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LI1l0A
LM HS, P.C.
We have served as the Backstrom McCarley Berry & Co. LLC's auditor since 2020.
Norwell, Massachusetts

February 22, 2021

BACKSTROM MCCARLEY BERRY & CO., LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$ 1,665,272
Deposit With Clearing Organization	232,518
Customer Accounts Receivable	2,000
Prepaid Expenses	45,865
Operating Lease Right-Of-Use Asset	139,162
Total assets	$ 2,084,817

Liabilities and Members' Equity

Liabilities

Accounts Payable And Accrued Expenses	$ 44,752
Pension Payables	632,000
Operating Lease Liability	143,277
Total liabilities	820,029

Members' Equity

Members' Equity	1,264,788
Total Members' Equity	1,264,788
Total Liabilities And Members' Equity	$ 2,084,817

The accompanying notes are an integral part of thesefincmcial statements.

BACKSTROM MCCARLEY BERRY & CO., LLC

Statement of Income

For The Year End December 31, 2020

Revenues	
Underwritting fees	$ **1,294,553**
Financial advisory fees	**1,952,638**
Commissions	**34,000**
Interest income	**880**
Other income	**263,578**
Total revenues	**3,545,649**
Expenses	
Employee compensation and benefits	1,799,726
Commission expenses	61,137
Communication and data processing	90,591
Occupancy	124,053
Professional fees	387,244
Insurance	152,208
Travel expenses	31,998
Other operating expenses	364,695
Total expenses	3,011,652
Net income (loss) before income tax provision	533,997
Income tax provision	6,800
Net income	$ 527,197

The accompanying notes are a,1 integral part of these financial statemellts.

BACKSTROM MCCARLEY BERRY & CO., LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2020

	Total Members' Equity
Balance at December 31, 2019	$ 737,591
Net income	527,197
Balance at December 31, 2020	$ i,264,788

The accompanying notes are an integral part of these financial statements.

BACKSTROM MCCARLEY BERRY & CO., LLC

Statement of Cash Flows

December 31, 2020

Cash flow from operating activities:				
Net income			$	**527,197**
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:				
Loan forgiveness from Paycheck Protection Program	$	**(208,265)**		
(Increase) decrease in :				
Deposit with clearing organization		**60,729**		
Customer accounts receivable		**311,885**		
Prepaid expenses		**(12,575)**		
Operating lease right-of-use assets		**84,655**		
(Decrease) increase in :				
Accounts payable and accrued expenses		**25,327**		
Pension payables		**552,000**		
Operating lease liability		**83,924)**		
Total adjustments				**729,832**
Net cash and cash equivalents provided by operating activities				1,257,029
Net cash and cash equivalents provided by Investing activities				
Proceeds from loan from Paycheck Protection Progam		208,265		
Net cash and cash equivalents provided by financing activities				208,265
Net increase in cash and cash equivalents				1,465,294
Cash and cash equivalents at December 31, 2019				199,978
Cash and cash equivalents at December 31, 2020				$ 1,665,272

Cash paid during the year for:

Income taxes	$	6,800

The accompanying notes are mi integral part of these.financial statements.

BACKSTROM MCCARLEY BERRY & CO., LLC
Notes to Financial Statements
December 31, 2020

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Backstrom Mccarley Berry & Co., LLC (the "Company") was organized in the State of California on June 4, 2002. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company provides public finance services as a municipal securities broker-dealer, government securities broker-dealer, non-profit securities broker-dealer, and financial advisor. Regarding municipal fixed income securities, the Company seNices primarily major institutional clients and specializes in selling bonds to small and medium sized institutional buyers, in addition to retail clients of bank trust departments, money managers, and advisors.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company Is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and *reseNe* requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

BACKSTROM MCCARLEY BERRY & CO., LLC
Notes to Financial Statements
December 31, 2020

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance tor doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related comm1ss1on income and expenses also recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determined. Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract.

The following table disaggregates the Company's revenue based on timing of satisfaction of performance obligation tor the year ended December 31, 2020:

Performance Obligatron Satisfied at a Point in Time	$ 3,545,649
Performance Obligation Satisfied at a Point Over Time	
	$ 3,545,649

Advertising costs are expensed as incurred. For the year ended December 31, 2020, advertising expense was $3,314.

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income (See Note 3). Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

NOTE 2: DEPOSIT AT CLEARING FIRM

The Company has a brokerage agreement with its clearing firm to carry its account and the accounts of its clients as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2020 was $232,518.

NOTE 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements.

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2020, the income tax provision consists of the following :

Franchise tax	$ 800
Gross receipts tax	6,000
Total income tax provisions	$ 6,800

NOTE 4: PENSION PLAN

The Company provides certain retirement benefits to its eligible employees. In accordance with Financial Accounting Standard Board ASC 712, such costs are to be accounted for on the accrual basis. Effective January 1, 2012, the Company adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees, 18 years of age or older, are eligible to participate in the Plan, provided they have been employed for more than a year with the Company. The employer's non-elective profit sharing contributions vest 100% after three years. The Company profit sharing contributions are discretionary and are determined each year by the Company. At December 31, 2020, the Company has accrued $632,000 of contributions.

NOTE 5: OPERATING LEASE RIGHT-OF-USE ASSET AND LEASE LIABILITY

In February 2016, the FASB issued ASC 842, "Leases" (ASC 842). The core principle of ASC 842 is that an entity should recognize on its balance sheet assets and liabilities arising from a lease. In accordance with that principle, ASC 842 requires that a lessee recognize a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying leased asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on the lease classification as finance or operating lease. This new accounting guidance is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the new accounting guidance is effective for fiscal years beginning after December 15, 2019, and interim periods with fiscal years beginning after December 15, 2020.

On January 1, 2019, the Company adopted ASC 842 using a modified retrospective approach. All remaining future lease payments was result in a gross up in the statement of financial position with a liability for the amount of discounted future lease payments and a corresponding amount allocated to a lease asset. As of December 31, 2020, the operating lease right-of-use asset and lease liability are valued at $139,162 and $143,277, respectively.

Future minimum lease payments under non-cancellable operating lease as of December 31, 2020 are as follows:

For the year ended December 31,	Amount
2021	$ 93,823
2022 and Thereafter	55,676
Total	$ 149,499

For purpose of net capital computation, the operating lease right-of-used asset is classified as an allowable asset to the extent of the corresponding lease liability. Moreover, the corresponding lease liability is excluded from the total aggregate indebtedness to the extent of the associated operating lease asset.

NOTE 6: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 7: GUARANTEES

FASS ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASS ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2020 or during the year then ended.

NOTE 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 9: SUBSEQUENT EVENTS

As the result of the COVID-19 outbreak in the United States, financial and operational challenges have arisen. The Company has been able to enact procedures to abate the financial and operational effects of the outbreak without a reduction in its workforce. Although these challenges are expected to be temporary, the extent of the financial impact and other possible impacting matters going forward are unknown at this time.

In April of 2020 the Company received $208,265 from the SBA Payroll Loan Program. In accordance with the PPP Loan Program, this loan may be forgiven if it is used for approved payroll and overhead expenditures. As of December 31, 2020, the Company has submitted tor loan forgiveness, and in accordance with FINRA guidance, has included the entire amount as allowable tor net capital computation up the amount of Qualified Expenditures totaling $208,265. Management is of the opinion that this entire loan amount will be utilized on qualified PPP loan expenditures; and therefore, expects the entire loan amount to be forgiven

The Company has evaluated other events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no other events which took place that would have a material impact on its financial statements.

NOTE 10: RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue fram Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

NOTE 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of $1,848,923 which was $1,748,923 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness of $48,867 to net capital was 0.03 to 1.

BACKSTROM MCCARLEY BERRY & CO., LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2020

Computation of net capital			
Members' Equity	1,264,788		
Total Members' Equity		$	1,264,788
Add:			
Other allowable credits			632,000
Total Members' Equity qualified for net capital			1,896,788
Account receivable, net	(2,000)		
Prepaid expenes	(45,865)		
Total non-allowable assets			(47,865)
Net Capital			1,848,923
Computation of net capital requirements			
Minimum net capital requirement			
6 2/3 percent of net aggregate indebtedness	$ 3,258		
Minimum dollar net capital required	$ 100,000		
Net capital requlred (greater of above)			100,000
Excess net capital		$	1,748,923
Aggregate indebtedness		$	48,867
Ratio of aggregate indebtedness to net capital			0.03: 1

There was no material difference between net capital computation showned here and the net capital computation shown on the Company's unaudited Form X-17A-5 reported dated December 31, 2020 as amended.

BACKSTROM MCCARLEY BERRY & CO., LLC

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

as of December 31, 2020

The Company is exempt from the provision of Rule 15c3 3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

LMHS, P.C.
Crniflr,l Publir tlccou111111w fllfl Adt.'iwn

REPORT OF INDEPENDENT REGISTERED PUBLJC ACCOUNTING FIRM

To the Members of Backstrom Mccarley Berry & Co., LLC

We have reviewed management's statements, included in the accompanying Backstrom McCarley Berry & Co., LLC ("the Company") Exemption Report in which (I) the Company identified the following provisions of 17 C.F.R. § l5c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240. 1 5c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year of 2020, without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lt111 le.

LMHS, P.C.
We have served as the Company's auditor since 2020.
Norwell, Massachusetts

February 22, 2021

Backstrom McCarley Berry & Co., LLC

Assertions Regarding Exemption Provisions

We , as members of manageme nt of Backstrom McCarley Berry & Co., LLC ("the Company"), are respons ibl e for c o mpliance with the annual reporting requirement s under Rule l 7a-5 of the Securities Exchange Act of 19 34 . T hose requirements compel a broker or dealer to file annual reports with the Securities Exchange Comm iss ion (SEC) and the broker or deale r' s designated examining authority (DEA). One of the reports to be inc lu ded in the annual filing is an exemption report prepared by an inde pendent public accountant based upon a revie w of assertions provided by the broker or deale r. P ursuant to that requirement , the manage me nt of the Company hereby makes the following assertions:

Identified Exem1>tion Provision:

The Company claims exemptio n from the custody and rese rve provisions of Rule 15c3-3 by operating under the exe mption provided by Rule 15c3-3, Parag raph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

T he Company met the identified exe mpt io n pro vis ion without exceptio n thro ughout the perio d January **1,** 2020 through Decembe r 31, 2020 .

Backstrom McCarley Be rry & Co., LLC

By:

Vincent E. McCarley, CEO
Date: 2/22/2020

LMHS, P.C.
Crrtiflal Public 1lccou11tm11S am/ Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Members of Backstrom McCarley Berry & Co., LLC

We have performed the procedures inc luded in Rule L7a-5(e)(4) under the Sec urities Exchange Act of 1934 and in the Securiti es Investor Protectio n Corporation (SIPC) Ser ies 600 Rules, which are enumerated below, and were agreed to by Bac kstrom McCarley Berry & Co., LLC (the "Co mpan y") and the SIPC , so lely to assist you and the SIPC in evalua ting the Company' s co mpliance with the applicable instru ctions of the Genera l Assessmen t Reconciliatio n (Form SIPC -7) for the year ended December 31, 2020. Management of the Co mpany is responsible for its Form SIPC-7 and for its co mpliance with those requirements. This agreed- upon procedures e ngage ment was cond ucted in accordance with the standa rds of the Public Company Accounti.ng Oversight Board (United States) and in acco rdance with attestation standards establis hed by the American Institute of Ce rtified Public Accountants. The sufficie ncy of IJ1ese proce dures is solely the res ponsib ility of those parties specified in this report. Consequen tly, we make no represe ntatio n regarding the sufficiency of the procedures described below either for the pu,pose for which this report has been reques ted or for any o ther purpose.

T he procedures we performed, and our findin gs ar e as follo ws:

I. Compa red the lis ted assessment payments in Fo rm SIPC -7 wit h respective cas h dis bursem ent reco rds entries noting no diffe rences;
2. Compa red the To tal Rev enue amounts repo1ted on the Annua l Audited Report Fonn X- L7 A-5 Part III for the year ended December 31, 2020, with the Total Re venue amo unts reported in Form SIPC-7 for the year ended December 31, 2020 noti ng no diffe rences;
3. Co mpared any adjus tme nts reported in Form SIPC-7 with supp01t in g sc hedules and working papers noting no differen ces;
4. Recalculated the arithm et ica l accuracy of the calc ulati o ns reflec ted in Form S IP C-7 and in the related sched ules and working pap ers supporting the adjus tmen ts noting no differences; and
5. Compared the amount of any overpay ment applie d to the c urrent assessme nt with th e Form SIPC- 7 o n which it was orig in ally co mput ed not in g no differences.

We were not e ngage d to, and did not cond uct an exa minatio n or a rev iew, the objective of whic h wo uld be the express ion of an opinion or conc lusion, res pectively, on the Compan y' s co mpliance with the applicab le in s truc tions of th e Fo rm S IPC- 7 for th e year ended Dece mber 31, 2020. Acco rdingly, we do not ex r ress suc h an opinion or co nc lus ion. Had we performed additi o nal procedures, o ther matters mig ht have co me to our atte ntio n that wo uld have bee n reported to you.

This report is int e nded sole ly for the informatio n and use of the Co mpany and th e SIPC and is not intended to be and should no t be used by anyone o ther than these spec ified parties.

J..t1 /IS,I!e,
LMHS, P.C.
We have se rved as the Com pany' s auditor s ince 2020.
Norwe ll, Massachusetts

Februa ry 22, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090 -2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 1?a-5:

r-: ou-•••e73uuu....................ALL FOR AADC 940
65679 FINRA DEC
BACKSTROM MCCARLEY BERRY & CO LLC
115 SANSOME ST# A MEZ
SAN FRANCISCO, CA 94104-3601

L 7 _J

Note: If any of the information shown on the mailing label requires correction, please e-mail *any* corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,851.00

B. Less p:::::t mad lth SIPC-6 filed (exclude Interest} (2,224.00

?" t/ 0
7 DatPaid

C. Less prior overpayment applied (0

D. Assessment balance due or (verpayment} overpayment (373)

E. Interest computed on late payment (see instruction E} for______days at 20% per annum

F. Total assessment balance and interest due (or overpaymwt carried forward) C' /- $.---t-{(..-.2.... ?'3.)

G. **PAYMENT: the box**
Check mailed to P.O. Box ☐ Funds Wired U ACH ☐
Total (must be same as F above) $ .....&....

H. Overpayment carried forward $(-±3.'.:±0"""'---

3. Subsidiaries (S) and predecessors (P) Included in this form (give name and 1934 Act registration number}:

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Backstrom McCarley Berry & Co., LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the day of re/ , 20 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years In an easily accessible place.

ffi Dates: ____ ____ ____
3: Postmarked Received Reviewed
L.I.I
S: Calculations _ Documentation _ _ _ Forward Copy____ _
L.I.I
cc
c..:, Exceptions:
a..
ui Disposition of exceptions:

DETERM INATION OF "SIPC NET OPERATING RE VENUES" AND GENERA L ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Item No.	Eliminate cents
2a. Total revenue (FOGUS Line 12/Part IIA Line 9, Code 4030)	$ [illegible]
2b. Addilions:	
(1) Tola! revenues lrom the securities business of subsidiaries (excepl foreign subsidiaries) and predecessors not included above.	
(2) Nel loss from principal transactions in securilio s in lr ading accounts.	
(3) Net loss from principal transactio ns in commodities in trading accounts.	
(4) fnteresl and dividend expense deducted in delermining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribulion of securilies.	
(6) Expenses other than advei:+ising, printi ng, registration fees and legal fees deducted in determi ning net profit from management of or participationin underwriting or distribution of securities.	
(7) Net loss from securities in investmen t accounts.	
Total additions	
2c. Deducli ons:	
(1) Revenues from the distribution of shares ol a regislered open end inve stment company or unit investmenl trust, from the sale of variable annuities, from the business of insurance , from investment advisory services rendered to regis1ered inveslmenlcompanies or insurance company separate accounts, and from transactions in security futures products.	$ 2,250,216.00
(2) Revenues lrom commodity transactions.	
(3) Commissions, floor brokerage and clearance paid lo olher SIPC meml>ers in conneclion with securities transactions.	$ 61,137.00
(4) Reimbursemenls for poslage in conneclion with proxy solicitation.	
(5) Net gain from securities in investmen t accounts.	
(6) 100% of commissions and markups earned from transactio ns in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or comme rcial paper that mature nine months or less from issuance date.	
(7) Direcl expenses of printing advertis ing and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section t6(9)(L) of the Act).	
(8) Other revenue nol related either directly or indirectly to the securities business. (See Instruction C): ______ (Oeduclions In excess of $100,000 require documenlation)	
(9) (i) Total interest a nd dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total inlerest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS lin e 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	$ 2,311,353.00
2d. SIPC Net Operating Revenues	$ 1,234,296.00
2e. General Assessmenl@ .0015	$ 1,851.00

(to page t, line 2.A.)